Issuance of Stock Options

1. Grantees and the number of stock options granted:

Name	Position	Number of Options
Thae Surn Khwarg	Outside Director	5,700
Jeong-Soo Suh	Standing Director	60,000

2. Date of grant: April 28, 2005.

3. Method of grant: Distribution of treasury shares at the exercise price.

4. Exercise price: Won 50,400.

5. Exercise period: From April 29, 2007 to April 28, 2012.

6. Date of board resolution: April 28, 2005.

7.	Other terms: Exercise price and the number of granted shares will be adjusted upon occurrence of certain events, including rights offerings, bonus issues, stock dividends, share splits and evaluation results of management performance.